

October 29, 2014

<u>Via E-mail</u>
Richard H. Anderson
Chief Executive Officer
Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re: Delta Air Lines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 1-05424**

Dear Mr. Anderson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You stated in your letter to us dated November 4, 2011 that Marazul Charters, Inc. chartered from you aircraft and crew for its Cuba passenger charter programs. You also stated that the scope of your transatlantic joint venture agreement included KLM flights to and from Sudan and Air France and Alitalia flights to and from Syria. Cuba, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Cuba, Sudan or Syria. Please provide us with information regarding any contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any services or equipment you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other

contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
          Assistant Director
          Division of Corporation Finance